Resolution of cytokine storm associated with sepsis by apoptotic cells (Allocetra-OTS) administration

- ISCT 2020, Paris (Virtual)

- Dror Mevorach, MD

Conflict of Interest: DM is the Founder, CSO and CMO of

Enlivex Therapeutics, Ltd

Sepsis has no proven specific pharmacologic treatment. Reported mortality in sepsis ranges from 30%–45%. This study was designed to determine the safety preliminary efficacy of allogenic apoptotic cells administered for immunomodulation in septic patients.

Methods. ClinicalTrials.gov Identifier: NCT03925857 Sponsor: Enlivex Therapeutics, Ltd

- The primary aim of this phase IB study was to determine the safety profile of apoptotic cell infusion (Allocetra-OTS) in subjects presenting to the emergency room with sepsis. Sepsis was determined by clinical infections and Sequential Organ Failure Assessment (SOFA) scores $\geq$2.
- The secondary aims were to measure organ dysfunction, intensive care unit (ICU) and hospital stays, and mortality, that were compared to historical controls.
- Exploratory endpoints included measuring immune modulator agents to elucidate the mechanism of action using Luminex® analysis.

Resolution of inflammation: WBC & CRP


A
WBC count
$10^9/L$
Day
B
Neutrophil count
$10^9/L$
Day
C
Lymphocyte count
$10^9/L$
Day
D
CRP
mg/dL
Day
Screening
Normal values
Patient 001
Patient 002
Patient 003
Patient 006
Patient 007
(chronic dialysis patient)
Patient 008
*Patient 009
*Patient 010
*Patient 011
*Patient 012

Kaplan-Maier survival curve: Comparison between Allocetra-OTS treated group and historical controls

Total patients


Strata H.Controls Treatment
Survival probability
1.00
0.75
0.50
0.25
0.00
Log-rank
p = 0.078
0 4 8 12 16 20 24 28
Days of follow-up
Number at risk: n (%)
Strata
H.Controls 37 (100) 37 (100) 36 (97) 34 (92) 34 (92) 32 (86) 30 (81) 27 (73)
Treatment 10 (100) 10 (100) 10 (100) 10 (100) 10 (100) 10 (100) 10 (100) 10 (100)
0 4 8 12 16 20 24 28
Days of follow-up

Pneumonia-only


Strata H.Controls Treatment
Survival probability
1.00
0.75
0.50
0.25
0.00
Log-rank
p = 0.1
0 4 8 12 16 20 24 28
Days of follow-up
Number at risk: n (%)
Strata
H.Controls 19 (100) 19 (100) 18 (95) 16 (84) 16 (84) 15 (79) 13 (68) 11 (58)
Treatment 5 (100) 5 (100) 5 (100) 5 (100) 5 (100) 5 (100) 5 (100) 5 (100)
0 4 8 12 16 20 24 28
Days of follow-up

Sequential Organ Failure Assessment (SOFA) score progression during sepsis



15
10
5
0
-5
Delta SOFA Score Maximum SOFA
H.Controls
Treatment
Group

Sequential Organ Failure Assessment (SOFA) score progression during sepsis

Delta SOFA score before Allocetra-OTS and at day 5

Delta SOFA score before Allocetra-OTS and at day 7

Delta SOFA score before Allocetra-OTS and at day 7



p<0.0001
T-test
Delta SOFA Score Day 1-5
15
10
5
0
-5
H.Controls
Treatment
Group
p<0.0001
T-test
Delta SOFA Score Day 1-7
15
10
5
0
-5
H.Controls
Treatment
Group
p<0.0005
T-test
Delta SOFA Score Day 1-28
15
10
5
0
-5
H.Controls
Treatment
Group

Sequential Organ Failure Assessment (SOFA) score progression during sepsis

Area Under the Curve (AUC) of SOFA at 5 days

Area Under the Curve (AUC) of SOFA at 7 days


10
5
0
AUC 1-5
p<0.0001
T-test
H.Controls
Treatment
Group
10
5
0
AUC 1-7
p<0.0001
T-test
H.Controls
Treatment
Group

Kaplan-Maier curve describing time to leave the hospital and ICU

Hospital


Strata H.Controls Treatment
proportion of hospitalized patients
1.00
0.75
0.50
0.25
0.00
Log-rank
p = 0.00085
0 4 8 12 16 20 24 28
Time to Discharge from the Hospital
Number at risk: n (%)
H.Controls 37 (100) 35 (95) 30 (81) 25 (68) 20 (54) 16 (43) 13 (35) 10 (27)
Treatment 10 (100) 10 (100) 6 (60) 2 (20) 2 (20) 2 (20) 1 (10) 1 (10)
0 4 8 12 16 20 24 28
Time to Discharge from the Hospital

ICU


Strata H.Controls Treatment
proportion of hospitalized patients
1.00
0.75
0.50
0.25
0.00
Log-rank
p = 0.00096
0 4 8 12 16 20 24 28
Time to Discharge from ICU
Number at risk: n (%)
H.Controls 37 (100) 28 (76) 22 (59) 17 (46) 15 (41) 13 (35) 10 (27) 7 (19)
Treatment 10 (100) 5 (50) 0 (0) 0 (0) 0 (0) 0 (0) 0 (0) 0 (0)
0 4 8 12 16 20 24 28
Time to Discharge from ICU

Resolution of the cytokine storm in sepsis following Allocetra-OTS administration: Pro-inflammatory cytokines



A
IL-6
B
TNF-α
C
IL-1β
D
IL-18
E
IFN-γ
pg/ml
Day
Screening
1
2
3
4
5
7
14
28
Normal values
Patient 001
Patient 008
Patient 002
*Patient 009
Patient 003
*Patient 010
Patient 006
*Patient 011
Patient 007
*Patient 012
(chronic dialysis patient)

Resolution of the cytokine storm in sepsis, following Allocetra-OTS administration: Anti-inflammatory cytokines and hemopoietic growth factors


A
IL-10
B
IL-1Ra
C
TNFR-1
Normal values
Patient 001
Patient 002
Patient 003
Patient 006
Patient 007
(chronic dialysis patient)
Patient 008
*Patient 009
*Patient 010
*Patient 011
*Patient 012
A
G-CSF
B
VEGF
C
GM-CSF
pg/ml
Day
Screening
1
2
3
4
5
7
14
28

Resolution of the cytokine storm in sepsis, following Allocetra-OTS administration: Chemokines


A
MCP-1
B
IP-10
C
MIP-1α
D
IL-8
E
Gro-β
F
RANTES
pg/ml
Day
Screening
Normal values
Patient 001
Patient 002
Patient 003
Patient 006
Patient 007 (chronic dialysis patient)
Patient 008
*Patient 009
*Patient 010
*Patient 011
*Patient 012

Resolution of the cytokine storm in sepsis, following Allocetra-OTS administration: Immunomodulators and stress hormones



A
TREM-1
pg/ml
Day
B
Osteopontin
pg/ml
Day
C
NGAL
pg/ml
Day
D
Ghrelin
pg/ml
Day
E
Leptin
pg/ml
Day
F
Glucagon
pg/ml
Day
Cortisol
nmol/L
Day
FT3
pmol/L
Day
Screening
Normal values
Patient 001
Patient 002
Patient 003
Patient 006
Patient 007
(chronic dialysis patient)
Patient 008
*Patient 009
*Patient 010
*Patient 011
*Patient 012

Summary

- Ten patients were treated with Allocetra-OTS, administered as a single dose or two sequential doses. All 10 patients had mild to moderate sepsis with a SOFA score range of 2–6 upon entering the study. No serious adverse events (SAEs) and no related AEs were reported. All 10 study subjects survived while matched historical controls had a mortality rate of 27%. The study subjects exhibited rapid resolution of organ dysfunction and had significantly shorter ICU lengths of stay compared to matched historical controls ($p<0.0001$). All patients had both elevated pro- and anti-inflammatory cytokines, chemokines and additional immune modulators that gradually decreased following treatment.
- **Conclusion.** Administration of Allocetra-OTS to patients with mild-to-moderate sepsis was safe and had a significant immuno-modulating effect, leading to early resolution of the cytokine storm.